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SEC FILE NUMBER
333-109381

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
HAIGHTS CROSS COMMUNICATIONS, INC.

Full Name of Registrant

Former Name if Applicable

10 New King Street, Suite 102

Address of Principal Executive Office (Street and Number)
White Plains, New York 10604

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Haights Cross Communications, Inc. (the “Company”) requires additional time to file its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 (the “Form 10-Q”), which was due to be filed with the Securities and Exchange Commission (the “Commission”) on May 15, 2007. The Company intends to file the Form 10-Q as promptly as practicable, but does not expect that such filing will be made within five calendar days of the due date, as required for the extension provided by Rule 12b-25(b) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”).

     The Company was not able to file the Form 10-Q on May 15, 2007 without unreasonable effort or expense because of its continuing investigation with respect to matters of disagreement that one of the Company’s directors previously expressed concerning certain disclosures in the Company’s proposed Compensation Discussion & Analysis to be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the “Form 10-K”), which Form 10-K has not yet been filed with the Commission. The director disagreement and resulting investigation was first disclosed in a Form 12b-25 notification of late filing with respect to the Company’s Annual Report on Form 10-K, which was filed with the Commission on April 2, 2007, and subsequently discussed in a Current Report on Form 8-K filed by the Company with the Commission on April 17, 2007. The Company intends to complete the investigation and resolve the matter as soon as possible, and thereafter to file its Form 10-K and Form 10-Q, but it cannot at this time determine when the Form 10-K or Form 10-Q will be filed.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Paul J. Crecca	(914)	289-9420
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

• Annual Report on Form 10-K for the fiscal year ended December 31, 2006.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

HAIGHTS CROSS COMMUNICATIONS, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2007	By	/s/ Paul J. Crecca

Paul J. Crecca
Executive Vice President and Chief Financial Officer